184

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E.

August 6, 2002

STET HELLAS TELECOMMUNICATIONS S.A.

(*Registrant's name*)

66 Kifissias Ave.
15125 Maroussi
Athens
Greece
(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.........X........Form 40-F.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes............No......X.......

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Special Note to Filing Desk

This report is filed by STET Hellas Telecommunications S.A. ("STET Hellas") pursuant to Rule 12g-3(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act, STET Hellas is not required to file reports electronically via EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6th August 2002

STET Hellas Telecommunications S.A.

By:

Name: Nikolaos Varsakis

Title: Managing Director

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

4

STET HELLAS LAUNCHES MMS - FIRST IN GREECE WITH AUTOMATIC TERMINAL SETTINGS ACTIVATION "OVER THE AIR"

ATHENS, August 6, 2002 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced that MMS (Multimedia Messaging Service) - the new mobile messaging frontier - will be available to all its customers, both contract and pre-paid, as of tomorrow, August 7, 2002.

EWS FOR INVESTORS

MMS launch is a continuation of STET Hellas' focus on technological innovation, and commitment to enhanced product & service offerings. This new advanced service has a unique feature for the Greek market– of automatically adjusting the MMS-enabled terminal settings "Over the Air", and offers our customers access to various advanced applications in addition to the standard-MMS functionality.

STET Hellas' customers are now able not only to send and receive photos, high-definition colored or animated images, audio files and more, to another MMS–enabled phone or to an email address, but also to access interactive applications.

STET Hellas is offering MMS free of charge until the end of 2002 to acclimate its customers to these new services. MMS will be initially available through the use of the Sony Ericsson T-68i model, which together with the Ericsson COMMUNICAM MCA 20 allows the user to shoot and send photos to another MMS-enabled handset. In due time, other MMS-enabled terminals will be added.

"MMS marks an important step towards the 3rd generation of mobile services and gives our customers a taste of the future in mobile communication," said STET Hellas' Chief Executive Officer, Mr. Nikolaos Varsakis. "We use cutting-edge technology to continuously offer our customers new ways of communication, facilitating increased usage of data services, thus securing additional revenue streams."

– END –

Investor Relations:
Rania Bilalaki
Tel: +30 10 615 8585

ir@telestet.gr
www.telestet.gr/en/ir.cfm

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.2 million customers in Greece, the company's Telestet brand stands for innovative products and services. The company's majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.